Room 4561

      May 27, 2005


Robert B. Turner
Merchandise Creations, Inc.
4704 Towne Square Drive, #2626
Plano, TX 75024

      RE:	Merchandise Creations, Inc
   Registration Statement on Form SB-2
   Filed April 29, 2005
   File No. 333-124460

Dear Mr. Turner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any question you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please advise of the need for any blue sky registration.
2. A review of the business plan as well as the surrounding facts contained in the registration statement, raises a question as to whether Merchandise Creations is a "blank check" company, which is required to conduct its offering in compliance with the provisions of
Rule 419. For example, we note you have generated no revenues to date, have only one client and have not identified any other potential clients. If Merchandise Creations believes that it does not fall within the definition of a blank check company, enhanced disclosure to demonstrate its status as a non-blank check company should be included in the registration statement. In this regard, you should revise your statement on page 14 to indicate whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with any identified company.
3. We note that Savoy Financial Group accepted appointment as agent for service. Please advise if Savoy Financial has or will provide additional services to Merchandise Creations.

Registration Statement Cover Page
4. Please tell us why counsel`s address is listed as Las Vegas, Nevada on the registration statement cover page but as Newport
Beach,
California in the legality opinion.

The Company, page 3
5. Revise this section to briefly discuss why you believe the
$29,650
in funds received from the selling security holders is sufficient to support your operations for the next 12 months.
The Offering, page 4
6. We note your intent to be quoted on the OTC Bulletin Board or another quotation medium. Please revise your "Management`s Discussion" section to describe your efforts in obtaining listing and the costs associated with such listing. Further, please revise any references to the OTC Bulletin Board to state that the OTC Bulletin
Board is maintained by NASDAQ.
Risk Factors, page 6
7. Clarify in the first paragraph of this section that you discuss all "material" risks.

Our Sole Officer and Directors Works for Us..., page 6
8. Please disclose the percentage of time Mr. Tuner has been and intends to allocate to Merchandise Creations in the future.

We Have One Merchandising Agreement..., page 7
9. Please revise to summarize the material termination provisions of the merchandising agreement and describe how such provisions might materially affect Merchandise Creations. Ensure that your expanded disclosure includes a discussion of the fact that either party can terminate with 30 days written notice.

Conflicts of Interest Faced by Top Management..., page 8
10. We note that your sole officer and director, Mr. Turner, will only be spending a fraction of his time working for Merchandise Creations. Since it appears that your business relates to the promotion of artists in the music industry, and since Mr. Turner has experience in music and movies, please discuss whether Mr. Turner will present any future business opportunities that might arise to Merchandise Creations. Further, as it appears from your disclosure that you have made determinations that Mr. Turner will be allowed to pursue other business opportunities that are similar to those of Merchandise Creations, please provide us with an analysis of how this would be compatible with the Doctrine of Corporate Opportunities as
Nevada law applies this duty to controlling persons, officers and directors. Finally, tell us the functions and operations of Film Creations & Distribution and Mr. Turner`s role in that business, including the percentage of time Mr. Turner devotes to Film Creations vs. Merchandise Creations.
11. Please also revise to include risk factors that address the following, if appropriate:
* The risks associated with utilizing manufacturers abroad, as stated in your prospectus summary.

* Additional risk factors that enhance your discussion of the risks associated with not carrying out the various portions of your full business service.

* Separate risk factor disclosure that discusses the ramifications of excess inventory and lost sunk costs associated with assuming responsibility for sales of merchandise for your artists.

* Disclosure that discusses Mr. Turner`s financial accounting experience, as well as any risks associated with having only one individual perform the functions of all directors and executives. For example, the risks associated with the adequacy of disclosure controls and procedures due to the fact that Merchandise Creations is managed by a sole director/officer who will monitor and ensure compliance with the controls that he has created.

Determination of Offering Price, page 9
12. Please provide the information required by Item 505(a) of Regulation S-B, or conversely state, as disclosed in the second paragraph of the "Offering Section" on page 4 that you arbitrarily determined the offering price selling security holders paid for their shares.

Selling Security Holders, page 9
13. Please note that disclosure regarding all material transactions with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of
Regulation S-B. While we note references to the March 2005 private placement in the section of your registration statement titled "Recent Sales of Unregistered Securities," you should expand this section to provide similar disclosure.

Legal Proceedings, page 11
14. Please confirm that Item 401(d)(1) of Regulation S-B is not applicable.

Directors, Executive Officers, Promoters and Control Persons, page
12
15. Please disclose in greater detail in this section and augment your risk factors to disclose the specific experience that Mr. Turner has in financial accounting and preparation of reports under the Exchange Act.
16. Please enhance your disclosure to discuss whether or not Mr. Turner has any specific experience in music media sales and distributions since it appears much of his experience is with visual media.
17. Please tell us whether any company with whom Mr. Turner is affiliated is conducting or proposes to conduct an offering of securities.

Description of Securities,

Reports, page 13
18. We note that your disclosure indicates that Merchandise Creations will furnish security holders with annual financial reports and that it may, in its discretion, furnish quarterly reports. Please revise to more clearly indicate that you will make all filings required by the Exchange Act of 1934 and confirm your understanding that this requires the filing of quarterly, as well as annual reports.





Description of Business

Principal Products and Services and Principal Markets, page 15
19. Note 1 to your financial statements indicates that you will supply the means to sell your merchandise, including the provision of merchandise equipment and sales and credit machines. However, we note from your business section that Missing Link will provide all equipment and personnel necessary to effect sales of merchandise. Please tell us why the business plan, as described in your notes to financials, differs from the business plan described throughout the rest of your filing and advise as to whether fixed costs such as costs of credit machines and the purchase of display apparatus are included in your estimates of costs for the next 12 months or whether
Missing Link will be responsible for all such costs.
20. We note disclosure in Note 1 to your financial statements indicating that Merchandise Creations will be "setting up the escrow accounts." Please tell us why no discussion of this service is included in this section and what "setting up escrow accounts" entails.

Industry background and competition, page 16
21. Please discuss in materially complete terms your relative position in the current market in which you operate, including quantitative and qualitative information to the extent known. Further, it appears as if certain of your competitors as listed in your "Risk Factors" section, are based in Dallas. Please revise to indicate whether your major competitors compete with you locally, state-wide or nationally.

Management`s Discussion and Plan of Operation, page 17
22. Please provide greater specificity as to the costs involved in each step of your sales, marketing, and business development plans as opposed to the general information currently contained in this section indicating that $9,000 will be sufficient for all marketing activities over the next 12 months. Consider the specific costs of printed brochures, fostering relationships with third party manufacturers, and each of the other steps you plan to take in expanding your business, including travel, entertainment and overhead expenses.
23. As a follow-up to the comment above, you should include a reasonably detailed discussion of the current rate at which you are using capital in operations. While we note the table you have provided on page 18, it is not clear from your disclosure how much of the estimated amounts have already been used and how much will be needed over the next twelve months. Revise accordingly. Additionally, revise to prioritize the payment of future expenses.
24. Please advise as to the basis for your estimated SEC reporting expenses, yearly accounting and legal fees, and offering expenses. Please revise your disclosure to provide a discussion for each of the services provided or that will be provided.
25. We note your reference to Mr. Laurent on page 19. Revise to more clearly indicate who Mr. Laurent is and how he is related to Merchandise Creations.

Certain Relationships and Related Transactions, page 19
26. Please confirm that no person could be deemed a promoter in connection with Merchandise Creations. See Item 404(d) of Regulation
S-B.
27. We note that while the selling security holders purchased their shares for $.05/share, and while the shares are being offered at $.05/share, Mr. Turner received his shares at the par value of $.001/share. Please revise this section to clearly indicate that Mr.
Turner`s shares were issued at par value and to better explain why his services were valued at $10,000.
28. As a follow-up to the comment above, we note that Note 3 to the financial statements indicates that the Company issued 10,000,000 shares to Mr. Turner for cash of $10,000, while the disclosure in this section indicates that the shares were issued in exchange for services provided. Please revise or advise as appropriate.
29. If available, please file as an exhibit to the registration statement any agreement governing the terms of the stock issuance to
Mr. Turner.

Executive Compensation, page 20
30. Please revise the table in this section to reflect the payment of
$10,000 in stock to Mr. Turner for services rendered.  See Item
402(b) of Regulation S-B and Instruction 2 to Item
402(b)(2)(iii)(A)
and (B).

Audited Financial Statements for the Year Ended December 31, 2004, page 21
31. Please update the financial statements to comply with Item
310(g)
of Regulation S-B.

Recent Sales of Unregistered Securities, page 33
32. Please tell us whether the purchasers in the March 2005 private placement had the opportunity to ask questions of Merchandise
Creations.


Exhibits

Consent
33. Please revise and update the consent to correctly identify the name of the registrant. The report date is also now incorrectly stated.

Legal Opinion
34. The second to last paragraph of the legal opinion indicates that the 593,000 shares being registered are offered by "the Company." Please revise to indicate that such shares are being offered by selling security holders. Additionally, the opinion indicates that the shares "will be" legally issued, fully paid and non-assessable.
The opinion should be revised to reflect that the shares have already been issued.
35. We note disclosure in your legal opinion that she had examined The Subscription Agreement. Please tell us why this agreement was not filed as an exhibit.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Wiland, Staff Accountant, at (202)
551-
3392 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Sara Kalin at (202) 551-
3454.  If you need further assistance, you may call me at (202)
551-
3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:	Via Facsimile
      Wendy E. Miller, Esq.
	25498 Eastbluff Drive #347
	New Beach, California 92660
	Telephone: (702) 265-5680
	Facsimile:  (949) 625-8885

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Robert B. Turner
Merchandise Creations, Inc.
May 27, 2005
Page 1